Exhibit 2

SESSA CAPITAL (Master), L.P.	*	IN THE
1350 Avenue of the Americas, Suite 3110
New York, New York 10019	*	CIRCUIT COURT

Plaintiff,	*	FOR

v.	*	BALTIMORE CITY

MONTY J. BENNETT	*	CASE NO.
14185 Dallas Pkwy. Suite 1100
Dallas, TX 75254	*

DOUGLAS A. KESSLER	*
14185 Dallas Pkwy. Suite 1100
Dallas, TX 75254	*

STEFANI D. CARTER	*
15707 Coit Road, Ste 111
Dallas, TX 75248-4463	*

CURTIS B. MCWILLIAMS	*
970 Via Lugano
Winter Park, FL 32789-1540	*

W. MICHAEL MURPHY	*
First Fidelity Companies
2727 Paces Ferry Road, Two Paces	*
West, Suite 200
Atlanta, GA 30339	*

MATTHEW D. RINALDI	*
Dykema Gossett PLLC
Comerica Bank Tower	*
1717 Main Street
Suite 4200	*
Dallas, TX 75201
*
ANDREW STRONG
Pillsbury Winthrop Shaw Pittman LLP	*
2 Houston Center, 909 Fannin
Suite 2000	*
Houston, TX 77010-1028
*

ASHFORD INC.	*
14185 Dallas Pkwy. Suite 1100
Dallas, TX 75254	*

Serve on:	*

Corporation Service Company	*
Registered Agent
2711 Centerville Road #400	*
Wilmington, DE 19808
*

ASHFORD HOSPITALITY
ADVISORS LLC	*
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254	*

Serve on:	*

CSC-Lawyers Incorporating	*
Service Co.,
Resident Agent	*
7 St. Paul Street, Suite 820
Baltimore, Maryland 21202	*

and	*

ASHFORD HOSPITALITY	*
PRIME, INC.
14185 Dallas Parkway, Suite 1100	*
Dallas, Texas 75254
*
Serve on:
*
CSC-Lawyers Incorporating
Service Co.,	*
Resident Agent
7 St. Paul Street, Suite 820	*
Baltimore, Maryland 21202
*
Defendants
*

*          *          *           *          *          *          *           *          *          *          *           *          *

COMPLAINT

Plaintiff, Sessa Capital (Master), L.P. (“Sessa” or the “Plaintiff”), by its attorneys, files this Complaint against Ashford Hospitality Prime, Inc. (“Ashford Prime” or the “Company”), the members of the Ashford Prime Board of Directors (the “Board”), Monty J. Bennett, Douglas A. Kessler, Stefani D. Carter, Curtis B. McWilliams, W. Michael Murphy, Matthew D. Rinaldi, and Andrew Strong (collectively, the “Director Defendants”), Ashford Inc. and Ashford Hospitality Advisors LLC (collectively, “Ashford”) (all of whom are collectively referred to as the “Defendants”). Sessa makes the following allegations upon personal knowledge as to itself and on information and belief (including the investigation of counsel and the review of publicly available information) as to all other matters.

NATURE OF THIS ACTION

1. Sessa, owner of approximately 8.2% of the common stock of the Company, brings this action to ensure that shareholders of the Company are able to freely exercise their franchise and vote for director candidates of their choosing without coercion from the Director Defendants. The Director Defendants have taken actions that potentially penalize the Company financially by obligating it to pay Ashford, which is controlled by certain of the Director Defendants, an amount estimated to be in the range of $150 million, approximately half of the Company’s current equity value, if shareholders elect a majority of new directors other than the Director Defendants or candidates approved by the Director Defendants. The threat of this payment thwarts Sessa and other shareholders from freely exercising their right to vote for directors of their choosing.

2. On January 15, 2016, Sessa announced its intention to nominate five new directors (“Sessa Candidates”) at Ashford Prime’s next annual meeting. The 2016 annual meeting, at which the director election would be held, has not yet been scheduled but such meetings are historically held in May each year.

3. However, on June 10, 2015, Ashford Prime entered into the Third Amended and Restated Advisory Agreement (the “Third Amended Advisory Agreement”) with Ashford Inc., an entity with the same senior management team as Ashford Prime. That amendment impairs the ability of shareholders to fully and fairly exercise their right to elect new members to the Board. The Third Amended Advisory Agreement discriminates against new director candidates by creating financial disincentives for shareholders to vote for the potential directors not currently on the Board, unless the incumbent Board “approves” the outside director candidates. If the incumbent Board withholds its approval, and the shareholders vote to replace a majority of the incumbent Board, then Ashford could terminate the Third Amended Advisory Agreement, imposing an onerous termination fee on the Company that management has estimated to equal approximately half of its current equity value (hereinafter, the “Proxy Penalty”).1 The Proxy Penalty poses a potential liquidity crisis because the Company may not be able to meet the demands of this enormous, immediately payable liability from currently available resources.

4. The Board can easily eliminate the threat of a liquidity crisis by simply “approving” the Sessa Candidates. With that approval, stockholders can freely vote for the incumbent directors or the Sessa Candidates based on their respective qualifications and business

1

The “Proxy Penalty” acts similar to a “proxy put” or “poison put” as those terms are used in analyzing the disfavored practice of using contractual agreements to limit shareholder franchise rights. A proxy put, or poison put, is a contractual provision in a financing instrument that defines the election of a majority of directors whose initial nomination arises from an actual or threatened proxy contest to be a change of control event that triggers a default under the financing instrument. This default then allows a lender to accelerate the debt owed from the company to the lender. The proxy put or poison put is typically entered into as part of a financing agreement with a third-party lender. The Proxy Penalty at issue here is similar to a typical proxy put in that the election of majority of directors whose initial nomination arises from an actual proxy contest will trigger a financial penalty unless the incumbent board approves the competing directors. The Proxy Penalty is even more egregious than a proxy put because it creates a large new obligation and is part of an agreement with a related company – so much so that the same individual, David Brooks, signed the agreement on behalf of Ashford Prime and the related companies.

plans, rather than basing the voting decision on the possibility that the value of the Company would be decimated by a vote against the incumbent Director Defendants. The shareholders could elect the Director Defendants or the Sessa Candidates, and even if the shareholders elect the Sessa Candidates, some of the Director Defendants will continue to serve because Sessa is only nominating five of the seven directors. Whatever the outcome, approval of the Sessa Candidates by the Director Defendants permits a free and unfettered election.

5. Sessa has asked the Board to approve the Sessa Candidates and has provided the Board with the proper notice and all relevant information. The Board has failed to approve the Sessa Candidates. In soliciting proxies for the upcoming stockholders meeting, Sessa must provide information material to stockholders’ voting decision, including whether the Proxy Penalty is applicable or not.

6. The right of shareholders to exercise their voting franchise free from coercion is a fundamental right and the primary safeguard against entrenchment of the Board and mismanagement of the Company. The Defendants are interfering directly with the shareholders’ rights to nominate, and vote for, candidates to the Board free from any handicap of devices put in place with the primary purpose of keeping the Director Defendants in office. The refusal of the Board to approve the Sessa Candidates improperly limits and impinges on the franchise rights of Sessa and all other shareholders of Ashford Prime, in violation of Maryland law, and in breach of the Board’s fiduciary duties. The Board has discriminated and continues to discriminate against potential outside directors by stacking the deck to insulate itself from shareholder challenges.

7. The underpinning of corporate governance by a board is the integrity of the shareholder franchise. The shareholders are the owners of the company – not the directors. When the bedrock of corporate democracy – the shareholder franchise – is threatened, the balance of power between the shareholders and the directors is destroyed, and the court has a duty to prevent such destruction. As one judge explained:

Absent quite extraordinary circumstances, in my opinion, it constitutes a fundamental offense to the dignity of this corporate office for a director to use corporate power to seek to coerce shareholders in the exercise of the vote. It is not surprising that the attempt to do so should be made. As long as there have been elections there have been those who seek to gain unfair advantage in them (and those, who like some lawyers today, can suggest and guide that effort.) But courts must remain sensitive to the risk and alert to act when they legitimately can to thwart it.2

Director action designed to disenfranchise shareholders and burden the shareholders’ fundamental right to vote for who will run their company undermines the legitimacy of the entire corporate system. When confronted such action, the court has the responsibility to exercise its power to prevent it.

8. Based on the Board’s failure to approve the Sessa Candidates, Sessa brings suit for a limited purpose: it seeks declaratory relief and an injunction from this Court to neutralize the onerous effect of the Proxy Penalty and thereby allow the shareholders of the Company to freely exercise their fundamental right to choose the directors of the Company.

PARTIES

9. Beginning on March 9, 2015, Sessa made an investment in Ashford Prime with a purchase of 4,872 shares of common stock at the purchase price of $15.56 per share. As of August 25, 2015, Sessa had purchased 2,060,207 shares, at a cost of approximately $29.3 million, making it the third largest shareholder of Ashford Prime. As of January 14, 2016, Sessa holds 2,330,726 shares, or approximately 8.2% of the outstanding common shares of the Company.

2	Sutton Holding Corp. v. DeSoto, Inc., 1991 WL 80223, *1 (Del. Ch. May 14, 1991).

10. Defendant Ashford Prime is a publicly-traded Maryland corporation in the business of investing in the hospitality industry, including acquiring, developing, owning, and disposing of hotels.

11. Defendant Monty J. Bennett (“Bennett”) is the Chairman of the Board of Directors and Chief Executive Office of Ashford Prime. He has held those positions since Ashford Prime began trading as a public company in 2013. Bennett is also the Chairman of the Board of Directors and Chief Executive Officer of both Ashford Hospitality Trust, Inc. (“Ashford Trust”) and Ashford Inc. As of March 10, 2015, Bennett was the beneficial owner of 1,308,207 shares (5.23%) of the outstanding shares of Ashford Prime’s common stock, and the beneficial owner of 6,587,246 shares (6.2%) of the outstanding shares of Ashford Trust’s common stock. Finally, as of Bennett’s Schedule 13D filing on September 17, 2015, he was the beneficial owner of 317,226.82 shares (15.9%) of Ashford Inc.’s common stock and stood to receive another 195,579 shares under a deferred compensation plan. In addition, as of January 22, 2016, Bennett’s father owned 4.2% of Ashford Inc.’s common stock. Under a proposed merger agreement announced in September 2015, Bennett and his father’s ownership of Ashford Inc. would increase substantially.

12. Defendant Douglas A. Kessler (“Kessler”) is the President and a Director of Ashford Prime. He is also the President and a Director of both Ashford Trust and Ashford Inc. As of January 22, 2016, Kessler was the beneficial owner of 32,411 shares (1.6%) of the outstanding shares of Ashford Inc.’s common stock

13. Defendant Stefani D. Carter is a Director of Ashford Prime.

14. Defendant Curtis B. McWilliams is the Lead Director of Ashford Prime.

15. Defendant W. Michael Murphy is a Director of Ashford Prime. Prior to becoming a director of Ashford Prime, Murphy served on the board of directors of Ashford Trust.

16. Defendant Matthew D. Rinaldi is a Director of Ashford Prime.

17. Defendant Andrew L. Strong is a Director of Ashford Prime.

18. Defendant Ashford Inc. is a publicly-traded corporation organized under the laws of the State of Delaware. Ashford Inc. is a party to the Third Amended Advisory Agreement (described more fully below) with Ashford Prime.

19. Defendant Ashford Hospitality Advisors LLC (“Ashford Advisors”) is a Delaware limited liability company and is registered to do business in the State of Maryland. Ashford Advisors is a subsidiary of and the operating company of Ashford Inc. Ashford Advisors is a party to the Third Amended Advisory Agreement (described more fully below) with Ashford Prime and was a party to predecessor agreements.

THE ADVISORY AGREEMENT AND ITS AMENDMENTS

20. Ashford Trust is a Maryland corporation formed in 2003 to invest in upper-upscale, full-service hotels primarily within the United States.

21. In November 2013, Ashford Trust spun-off Ashford Prime, which resulted in Ashford Prime becoming a publicly-traded company. The spin-off was designed to offer investors a pure-play strategy in high-end hotel properties.

22. In November 2014, Ashford Trust completed a spin-off of its asset management business, which resulted in Ashford Inc. becoming a publicly-traded company. Ashford Inc. refers to itself as a leading provider of asset management and other services to companies within the hospitality industry. Ashford Inc. provides advisory services to Ashford Trust and Ashford Prime through Ashford Advisors and owns a majority interest in a hedge fund management entity in which Defendant Bennett also owns a direct interest.

23. Ashford Trust, Ashford Prime and Ashford Inc. have an overlapping chairman of the board of directors (Defendant Bennett), a second overlapping director (Defendant Kessler), and the officers and senior management for all three entities are the same (Defendant Bennett is CEO of each entity, Defendant Kessler is President of each entity, David Brooks is COO of each entity, and Deric Eubanks is CFO of each entity).

24. On November 19, 2013, Ashford Prime, Ashford Hospitality Prime Limited Partnership (“Ashford Hospitality”) and Ashford Advisors entered into an Advisory Agreement. Ashford Hospitality is a Delaware limited partnership and is the partnership that operates Ashford Prime. Pursuant to the Advisory Agreement, Ashford Advisors was to provide certain advisory services to Ashford Prime and Ashford Hospitality.

25. The Advisory Agreement was executed on behalf of Ashford Prime by David A. Brooks (“Brooks”), Chief Operating Officer. Brooks also executed the Advisory Agreement as Vice-President of Ashford Hospitality Prime OP General Partner, LLC, the general partner of Ashford Hospitality, and as Vice-President of Ashford Advisors. Among other things, the Advisory Agreement set forth the compensation to be paid by Ashford Prime for services rendered.

26. The Advisory Agreement also set forth the calculation of a “Termination Fee” payable to Ashford Advisors, in cash, if Ashford Prime elected to terminate the agreement upon certain “Company Change of Control” events.

27. Notably to this action, the identity or election of directors was not mentioned in the Company Change of Control provision of the original Advisory Agreement.

28. Two amended advisory agreements followed in May and November of 2014. Both amendments revised certain terms of the original Advisory Agreement. Again, neither amendment included or dealt with the identity of the directors of the Company or the election of new directors within the definition of Company Change of Control.

29. On June 10, 2015, Ashford Prime and Advisors executed the Third Amended Advisory Agreement.3 David A. Brooks executed the Third Amended Advisory Agreement on behalf of Ashford Prime (as Chief Operating Officer), Ashford Advisors (as Chief Operating Officer), and Ashford Inc. (as Chief Operating Officer). Because Ashford Inc. and Ashford Prime share management, the same individuals were on both sides of the transaction.

30. The Third Amended Advisory Agreement created the Proxy Penalty. It included an expanded “Company Change of Control,” Section 12(f)(iv), which added a new Company Change of Control event:

(iv) during any five-year period, the members of the Board of Directors of the Company change such that the members who constitute the Board of Directors on the Effective Date [June 10, 2015] (the “Company Incumbent Board”) no longer constitute at least a majority of the board of the Company; provided, however, that any individual becoming a director after the Effective Date whose election to the board is approved or recommended to stockholders of the Company by a vote of at least a majority of the Company Incumbent Board shall be considered as though such individual were a member of the Company Incumbent Board. (emphasis added).

The Company did not ask the shareholders to approve the Proxy Penalty.

31. Under this change, if non-incumbent directors are elected to the Board without being approved by the incumbent Board and the non-incumbent directors become a majority, a Company Change of Control event occurs that permits Ashford to terminate the Third Amended Advisory Agreement. If Ashford decides that it does not want to provide services to Ashford

3	Ashford Inc. was not a party to the original Advisory Agreement or the first two amended agreements because it had not yet been spun off from Ashford Trust.

Prime, Ashford nevertheless would be rewarded for not providing services by the payment of the Termination Fee – a $150 million windfall. However, a Company Change of Control does not occur if a majority of the incumbent Board approves or recommends the new directors. Because the provision is in the disjunctive, a recommendation by the incumbent Board is not required – the incumbent Board can approve the competing candidates, without recommending those candidates. The incumbent Board, despite approving the candidates, can campaign as intensely as it wishes against those candidates but, if the candidates are elected and constitute a majority of the Board, the Company is not faced with of the risk of paying the Termination Fee.

32. Defendants have been unable or unwilling to clearly state the potential cost of the Termination Fee under the Third Amended Advisory Agreement. Initially, on August 7, 2015, Defendant Bennett stated that the Termination Fee was “as low as a buck and change” per Ashford Prime share. At the same time, Defendant Bennett said “[w]hat it is at any specific time is something that we’d have to go through at that specific time and go through this whole analysis, which is something that we haven’t done.” But during an investor presentation on October 20, 2015, Defendant Bennett stated that the “management team, without speaking on behalf of the Ashford Prime Board,” estimated that the amount of the Termination Fee was in the range or four to five dollars per fully diluted share. An estimated Termination Fee of $5 per share would be almost 50% of the closing price, $10.05, of Ashford Prime’s shares on February 2, 2016. At $4.50 per fully diluted share, the midpoint of Defendant Bennett’s range, the estimated Termination Fee is almost $150 million. By comparison, Ashford Prime paid Ashford $8.7 million in base advisory fees during 2014 (2015 full year results have not yet been released).

33. In an investor conference call on August 7, 2015, Bennett acknowledged that the definition of “Company Change in Control” was broadened to entrench the current Ashford Prime Board. Bennett stated the change of control was used to “button…up” control of Ashford Prime, so that shareholders could not attempt to “game one platform for the other.”

34. The Proxy Penalty continued a course of defensive measures by the Board. In February 2015, the Board proposed to restrict shareholders from nominating directors. The proposal would have required that only shareholders holding 1% or more of the Company’s stock would be eligible to nominate directors; in addition, the nominating shareholders had to hold the stock continuously for at least one year. At the Company’s annual meeting in May 2015, shareholders soundly rejected this by over 80% of the shareholders voting. At the 2014 annual meeting, shareholders supported a non-binding resolution (Proposal 3) to opt out of the Maryland Unsolicited Takeover Act, an action that would eliminate barriers to a change in control. The Company waited a year to implement Proposal 3. Then, just weeks after Proposal 3 was finally adopted by the Board, the Board adopted the Proxy Penalty, undermining the shareholder vote on Proposal 3 and contradicting shareholder sentiment on the 2015 proposal.

35. Ashford was not an arms-length third-party participant in the Proxy Penalty. Each officer of Ashford Prime is employed by Ashford, and Ashford and Ashford Prime share an interest in entrenching the incumbent directors. By entering into the Proxy Penalty, Ashford knowingly assisted the incumbent directors to entrench themselves, and in turn received the potential financial windfall described in Paragraph 32 - the ability to receive the $150 million Termination Fee for not providing services to Ashford Prime. To pad its financial interests, Ashford encouraged and substantially assisted Ashford Prime in inserting the Proxy Penalty in the Third Amended Advisory Agreement, and knowingly assisted the breach of the Director Defendants’ fiduciary duties to Ashford Prime’s shareholders.

36. The Proxy Penalty has three negative effects – (i) it places an unfair burden on shareholders in their consideration of whether to vote for competing directors whose candidacy is not approved by the incumbent Board; (ii) it tilts the playing field toward the incumbent Board in a dramatic fashion; and, (iii) in the event that competing directors who are not approved by the incumbent Board are elected, and as a result Ashford exercises its right to terminate the Third Amended Advisory Agreement, the Termination Fee will substantially enrich Ashford to the detriment of Ashford Prime. Because of his ownership and control of Ashford Inc., a significant portion of this enrichment redounds to the benefit of Defendant Bennett at the expense of the Company’s other shareholders.

REQUEST FOR APPROVAL OF NOMINEES

37. On January 14, 2016, Sessa delivered to the Company a Notice of Proposed Nominees for Election to Board (the “Sessa Notice”). The Sessa Notice advised Ashford Prime that Sessa intended to nominate the following qualified individuals to the Board (collectively, the “Sessa Candidates”):

(a) John E. Petry holds a B.S. in Economics from the Wharton School at the University of Pennsylvania. Mr. Petry was partner at Gotham Capital from 1997 through October 2010. From November 2010 through February 2012, Mr. Petry was a Senior Investment Principal and Chief Operating Officer at Columbus Hill Capital Management, a credit hedge fund focusing on distressed investing. In November 2012, Mr. Petry started Sessa Capital and is its managing member and sole portfolio manager.

(b) Lawrence A. Cunningham has, since 2007 been the Henry St. George Tucker III Research Professor at The George Washington University Law School. He also serves on the Executive Board of the George Washington University for Law, Economics and

Finance (C-LEAF) and the Director of C-LEAF in New York. Mr. Cunningham was previously Associate Dean of Boston College Law School and Director of the Samuel and Ronnie Heyman Center on Corporate Governance at Cardozo School of Law.

(c) Philip B. Livingston holds a B.A. in Business Management and a B.S. in Government and Politics from the University of Maryland, and an MBA in Finance and Accounting from the University of California, Berkley. He served as the Chief Executive Officer and director of Ambassadors Group, Inc., a provider of educational travel experiences and online education research materials, from May of 2014 to October of 2015. Previously, after joining LexisNexis in April 2009 as Senior Vice-President of Practice Management, Mr. Livingston served as the Chief Executive Officer of LexisNexis Web Based Marketing Solutions until October 2013. Mr. Livingston has served as Chief Financial Officer for Celestial Seasonings, Inc., Catalina Marketing Corporation and World Wrestling Entertainment. He currently serves as a director at. SITO Mobile and Rand Worldwide, Inc.

(d) Daniel B. Silvers holds a B.S. in Economics and an MBA from The Wharton School at the University of Pennsylvania. He also holds a Corporate Governance Certification from the Director Education & Certification Program at the UCLA Anderson School of Management. He is currently the Managing Member of Matthews Lane Capital Partners, LLC. From March 2009 through June 2015, he served as President of SpringOwl Asset Management, LLC, an investment management firm. From April 2009 through October 2010, he as President of Western Liberty Bankcorp, an acquisition oriented holding company that acquired and recapitalized a community bank in Las Vegas, Nevada. From 1999-2005, Silvers worked as a senior member of the real estate, gaming and lodging investment banking group at Bear, Stearns & Co., Inc. He currently sits on the board of Forestar Group, Inc. and India Hospitality Corp, and has previously served on the board of International Game Technology, and Universal Health Services, Inc., and bwin.party digital entertainment plc.

(e) Chris D. Wheeler graduated from the California Institute of Technology with a degree in applied physics and holds an MBA from Harvard Graduate School of Business. He is currently a partner at Triton Atlantic Partners, LLC, a real estate development and management company specializing in acquiring, developing, and managing residential, resort, multi-family and commercial projects in the United States and the Caribbean. Mr. Wheeler previously served as Chairman and Chief Executive Officer of Gables Residential Trust, a real estate investment trust formerly listed on the NYSE that specialized in the development and management of multifamily residences.

38. The Sessa Notice complied with the notice requirements of Article I, Section 11 of the Bylaws of Ashford Prime.

39. As provided in Article I, Section 11(a)(3)(I) of the Bylaws, Sessa presented biographical information for the Sessa Candidates to the Board. The responses contained in each Sessa Candidate’s Directors and Officers Questionnaire satisfied any requirements of the Bylaws.

40. In the Sessa Notice, Sessa requested that the Board approve the Sessa Candidates so that the election of the Sessa Candidates, if they were to prevail at the annual meeting and constitute a majority of the Board, would not be a Company Change of Control as defined in the Third Amended Advisory Agreement.

41. Sessa requested that such approval be made by February 1, 2016. However, the Director Defendants have failed to approve the Sessa Candidates. The failure to approve the Sessa Candidates impinges the free exercise of the shareholder franchise. The Director

Defendants have a fiduciary duty to protect the shareholders’ right to make an un-coerced choice of directors and must approve the Sessa Candidates without delay in order to give the Company’s shareholders the free and unfettered ability to vote.

42. On January 26, 2016, Ashford Prime requested additional information about each of the Sessa Candidates. The request for additional information sought details that are not relevant to the Board’s obligation to allow the shareholders to freely exercise their franchise. The request is a further effort to disenfranchise the shareholders and entrench the Director Defendants.

43. As of the date of the filing of this Complaint, the Director Defendants have neither approved nor recommended the Sessa Candidates, nor have they acknowledged the validity of the nomination of the Sessa Candidates, having publicly referred to the nomination notice as “purported.”

THE FAILURE TO APPROVE SESSA CANDIDATES

44. The Director Defendants have the power to approve the Sessa Candidates while still seeking to maintain their positions on the Board, and without recommending the election of the Sessa Candidates. In other words, notwithstanding the Board’s approval of the Sessa Candidates, the Director Defendants may still engage in a proxy contest against the Sessa Candidates to retain their Board positions.

45. Absent approval of the Sessa Candidates by the incumbent Board, the election of the Sessa Candidates will be a “Company Change of Control” under the Third Amended Advisory Agreement. This triggers an option for Ashford to terminate the Third Amended Advisory Agreement and be paid the Termination Fee, which would cause significant financial harm to Ashford Prime.

46. The failure to approve the Sessa Candidates is discriminatory and places them at an unfair competitive disadvantage in a proxy contest with the incumbent Board by tampering with the shareholders’ right to freely and fairly vote for the director candidates of their choice. The Sessa Candidates cannot engage in a proxy contest with the Board on a level playing field because, absent approval by the Board, the election of the Sessa Candidates could penalize the Company in a dramatic fashion.

47. The failure of the Board to approve the Sessa Candidates severely restricts the franchise rights of Ashford Prime’s shareholders and handicaps the candidacy of the Sessa Candidates. The potentially catastrophic financial repercussions related to the election of the Sessa Candidates if the incumbent Board does not approve their candidacy will discourage shareholders from voting for the Sessa Candidates, even though election of those candidates may be in the best interests of the shareholders of Ashford Prime. The Board’s entrenching conduct violates the voting rights of Sessa and the other shareholders.

48. Pursuant to Md. Code Ann., Cts. & Jud. Proc. §3-403, an actual controversy exists between the respective parties because plaintiff has properly nominated the Sessa Candidates and the Director Defendants have failed to approve them, and because the Proxy Penalty devised by the Defendants prevents a fair election.

COUNT I

Breach of Fiduciary Duty

(Inclusion of Proxy Penalty in Third Amended and Restated Advisory Agreement)

49. Plaintiff incorporates each and every allegation above as if set forth in full herein.

50. By approving the Proxy Penalty, the Board embedded provisions into an agreement with Ashford, which is controlled by certain of the Director Defendants and in which certain of the Director Defendants and Defendant Bennett’s family have substantial ownership stakes. The agreement exposed the Company to a draconian termination fee if the shareholders replace a majority of incumbent directors with individuals whose nomination has not been first “approved” by those directors. This specter of the Proxy Penalty discourages any shareholder effort to elect directors other than the incumbents. If the shareholders elect challengers such that they constitute a majority of the Board and Ashford elects to receive the termination fee, the Company could be forced to pay a fee in the range of $150 million, approximately half of its current equity value.

51. The Proxy Penalty benefits only Ashford and the personal financial interests of the Director Defendants by enhancing their entrenchment. A fair election cannot be conducted under the specter of the Proxy Penalty. The Proxy Penalty virtually guarantees an unfair shareholder vote and has a chilling effect on the shareholder franchise. Some shareholders may feel compelled to vote for incumbent candidates because of the threat of the Termination Fee. This will enhance the entrenchment of the Director Defendants.

52. Including the Proxy Penalty in the Third Amended Advisory Agreement was a breach of the Director Defendants’ fiduciary duties and, specifically, their duty of loyalty, because the Proxy Penalty’s primary purpose was to entrench the Director Defendants. By including the Proxy Penalty in the Third Amended Advisory Agreement with the Company, Ashford, an entity which shares a Chairman, President, CEO, CFO, and COO with the Company (among other common executives), aided and abetted this breach of fiduciary duty.

53. Consequently, Plaintiff is entitled to a declaration that the Proxy Penalty is invalid and unenforceable in the context of a company change of control resulting from the election of new Board members who are not “approved” by the incumbent directors. Plaintiff is also entitled to an injunction to prevent the Company from paying the Termination Fee to Ashford if Ashford terminates the Third Amended Advisory Agreement because directors that are not “approved” by the incumbents are elected to the Board such that they constitute a majority.

54. Irreparable harm exists because monetary damages in this context are difficult or impossible to calculate, and there is no adequate remedy at law available to Sessa.

COUNT II

Breach of Fiduciary Duty

(Failure to Approve Sessa Candidates)

55. Plaintiff incorporates each and every allegation above as if set forth in full herein.

56. The Director Defendants owe Sessa, and the other shareholders of Ashford Prime, the fiduciary duties of care and loyalty, including the obligations to act in good faith, and protect the integrity of the corporate democracy. A board has a fiduciary duty to its shareholders to conduct director elections with scrupulous fairness, and without any advantage conferred or denied to any slate of candidates.

57. The incumbent Board must act in good faith and must protect the stockholders’ right to make an un-coerced selection of candidates in a proxy contest.

58. Sessa has appropriately nominated a slate of five qualified directors for election at Ashford Prime’s next annual meeting.

59. By adopting the Proxy Penalty, the Board has breached its fiduciary duties.

60. Under the unambiguous terms of the Proxy Penalty, approval of the Sessa Candidates by a majority of the Director Defendants will prevent the Termination Fee from being imposed if the Sessa Candidates are elected.

61. The Board has breached its fiduciary duties by failing to approve the Sessa Candidates, and using the Proxy Penalty in a discriminatory manner, effectively discouraging Ashford Prime’s stockholders from replacing the incumbent board because of the threat of triggering the potential payment of the Termination Fee under the Proxy Penalty. The Director Defendants’ course of conduct, from implementing the onerous provisions of the Proxy Penalty to its current failure to approve the Sessa Candidates, is for the purpose of perpetuating themselves in office and obstructing the ability of shareholders to elect directors of their choice, thereby interfering with the effectiveness of the stockholder franchise.

62. As an additional benefit to certain of the Board members, they and their families would prosper if the Termination Fee is assessed.

63. The Board’s refusal to approve the Sessa Candidates violates the fundamental franchise rights of Sessa and the other shareholders of Ashford Prime, is an affront to the integrity of the shareholder voting process, and has a discriminatory impact on the election process of the Ashford Prime Board of Directors.

64. The members of the Board cannot exploit their position as incumbent directors and force the shareholders of the Company to keep them in office to avoid triggering payment of the Termination Fee.

65. The Board cannot act consistently with its fiduciary duties by failing to approve director candidates who run against the incumbent slate.

66. The Board must approve the Sessa Candidates and allow stockholders to freely vote and choose the directors of Ashford Prime without fear of adverse financial consequences to the Company

67. Based on the failure of the Board to approve the Sessa Candidates, there is an immediate and irreparable harm to Sessa and the other shareholders of Ashford Prime because the Defendant Directors are leveraging the Proxy Penalty to enhance their chances of procuring stockholder votes in a contested election with the Sessa Candidates.

68. Further, irreparable harm exists because monetary damages in this context are difficult or impossible to calculate, and there is no adequate remedy at law available.

COUNT III

(Claim against Ashford for Aiding and Abetting Breach of Fiduciary Duty)

69. Plaintiff incorporates each and every allegation above as if set forth in full herein.

70. Including the Proxy Penalty in the Third Amended Advisory Agreement was a breach of the Director Defendants’ fiduciary duties and, specifically their duty of loyalty because the Proxy Penalty’s primary purpose was to entrench the Director Defendants.

71. Ashford knowingly and substantially assisted the Director Defendants in embedding the Proxy Penalty in the Third Amended Advisory Agreement.

72. Because Ashford and Ashford Prime share management, the same individuals were on both sides of the transaction. Ashford was not an arms-length third-party, but had an interest in entrenching the incumbent directors. Ashford is both a prime beneficiary of the directors entrenched by the Proxy Penalty and a windfall beneficiary if new directors who are not “approved” by the incumbent directors are elected to the board of Ashford Prime.

73. Ashford knew that the inclusion of the Proxy Penalty severely diminished the franchise rights of Ashford Prime’s shareholders.

74. Based on its chilling effect on shareholder franchise, Ashford knew or should have known that the Proxy Penalty was a breach of the Director Defendants’ fiduciary duties to the shareholders of Ashford Prime.

75. Despite this knowledge, Ashford agreed to the Proxy Penalty in the Third Amended Advisory Agreement. Ashford aided and abetted the Director Defendants’ breach of their fiduciary duties to the shareholders of Ashford Prime, and Ashford Prime’s shareholders have seen their franchise and voting rights diminished so that the Director Defendants may entrench themselves.

76. The Proxy Penalty is causing irreparable harm because monetary damages in this context are difficult or impossible to calculate, and there is no adequate remedy at law available.

PRAYER FOR RELIEF

WHEREFORE, Sessa Capital (Master), L.P., requests that this Court enter judgment in its favor and against the Defendants as follows:

(a) Declaring that the Director Defendants have breached their fiduciary duties to the Plaintiff by inserting the Proxy Penalty into the Third Amended Advisory Agreement and, as a result, declaring that the Proxy Penalty is invalid and unenforceable in the context of change of control resulting from the election of directors not “approved” by the incumbents;

(b) Declaring that Ashford aided and abetted the Director Defendants’ breach of their fiduciary duties to the Plaintiff resulting from the insertion of the Proxy Penalty into the Third Amended Advisory Agreement;

(c) Entering an injunction prohibiting the Company from paying the Termination Fee to Ashford in the event that the shareholders elect new directors who constitute a majority of the Board;

(d) Declaring that the Director Defendants have breached their fiduciary duties to the Plaintiff by refusing to approve the Sessa Candidates in accordance with the terms of the Proxy Penalty;

(e) Entering a mandatory injunction requiring the Director Defendants to approve the Sessa Candidates for shareholder consideration at the Company’s next annual meeting;

(f) Entering an injunction prohibiting the Defendants from soliciting proxies until the Director Defendants approve the Sessa Candidates;

(g) Awarding Plaintiff the costs of pursuing this action, including, but not limited to, Plaintiff’s attorneys’ fees and expenses; and

(h) Awarding such other and further relief as is just and equitable.

Dated: 2/3/16

/s/ John B. Isbister

John B. Isbister

Daniel S. Katz

Christopher D. Heagy

Thomas M. Joraanstad

TYDINGS & ROSENBERG LLP

100 East Pratt Street, 26th Floor

Baltimore, Maryland 21202

Phone: 410-752-9700

Fax: 410-727-5460

jisbister@tydingslaw.com

dkatz@tydingslaw.com

cheagy@tydingslaw.com

tjoraanstad@tydingslaw.com

        Attorneys for Plaintiff

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